Exhibit 99.2

Quarterly Commentary

First Quarter Ended

March 31, 2017

April 27, 2017

First Quarter 2017 Performance Summary

In the first quarter of 2017, we progressed our long-term strategy to transform our business. Intelsat 33e and Intelsat 32e, two new high-throughput Intelsat EpicNG satellites, entered service and we began to provision customers on our IntelsatOne® Flex enterprise and maritime managed services. In addition, we continued to make progress on the conditional merger with OneWeb and the associated $1.7 billion strategic investment by SoftBank.

First quarter 2017 revenue was $538 million, a 3 percent decline as compared to revenue of $553 million in the first quarter of 2016. Net loss attributable to Intelsat S.A. was $35 million for the three months ended March 31, 2017 compared to net income attributable to Intelsat S.A. of $15 million in the prior year period. The net loss reflects lower revenues, an increase in interest expense and greater depreciation related to the satellites placed into service over the course of 2016. Adjusted EBITDA[1], or earnings before interest, taxes, depreciation and amortization, was $410 million, or 76 percent of revenue, compared to $418 million, or 76 percent of revenue, in the first quarter of 2016. Adjusted EBITDA and Adjusted EBITDA margin in the first quarter of 2017 primarily reflects a decline in revenue, offset somewhat by improved direct cost of revenue.

Intelsat S.A.

Quarterly Commentary, 1Q 2017

A number of trends are reflected in the quarterly revenue result, including:

•	continued pricing pressure on renewals for certain wide-beam network services applications;

•	reduced revenue resulting from point-to-point telecommunications infrastructure services moving to fiber alternatives;

•	revenue declines due to certain non-renewals and reduced payments in regions experiencing economic challenges, primarily in our network services business;

•	limited new U.S. government opportunities; and

•	low initial traffic as contracted services begin to ramp up on our high-throughput satellites.

These trends were partially offset as new capacity entered service as the quarter progressed. Contracted backlog at March 31, 2017 was $8.5 billion, representing expected future revenue under existing contracts with customers, as compared to $8.7 billion at December 31, 2016. The largest proportion of our backlog is related to our long-term media contracts.

2017 Operational Priorities:

Build upon a stable revenue foundation as Intelsat EpicNG transforms our Globalized Network; introduce new managed services and support development of new technologies that can accelerate the adoption of our high-throughput services.

Our plan includes four operational priorities as we pursue our return to growth in 2017, with first quarter progress described below:

•	Maintain our design, manufacturing and launch schedule for the next generation Intelsat EpicNG high-throughput satellite (“HTS”) fleet and other satellites in our plan to ensure availability of new, differentiated inventory to drive revenue growth.

•	Intelsat 33e entered service in late January 2017. Customer transitions from the Intelsat 904 satellite were completed in late February and incremental services are now beginning to ramp up on the spacecraft.

•	Intelsat 32e, a payload on a third-party satellite, launched on an Arianespace rocket on February 14, 2017 and entered service on March 30, 2017.

•	Intelsat has two other Intelsat EpicNG satellites scheduled to launch in 2017: Intelsat 35e, in late June 2017, and Intelsat 37e, in the third quarter of 2017.

•	Accelerate commercialization of Intelsat EpicNG.

•	Intelsat EpicNG contracted backlog expanded in the first quarter with growth comprised of aeronautical broadband, enterprise and wireless infrastructure. Contract terms on the entire Intelsat EpicNG fleet continue to be favorable, with the average contract length for growth services being over 5 years. The Intelsat EpicNG backlog is comprised of over 140 customers.

•	In March 2017, Intelsat disclosed that it had acquired an equity stake in Kymeta Corp., which is on track to have its 70cm mTennau7 commercially available for mobility customers in the second quarter of 2017.

•	Kymeta and Intelsat announced a distribution alliance for the new KĀLO™ service, a managed satellite service offering that combines Kymeta’s mTennau7 antenna with the IntelsatOne® Flex managed service. The new service will provide a fully provisioned end-to-end connectivity solution that we expect to unlock fast growing vertical sectors that have been historically difficult to support, including, but not limited to, rail, energy, Internet of Things (“IoT”), first responders, buses, and connected car.

Intelsat S.A.

Quarterly Commentary, 1Q 2017

•	Maintain our leadership in government services.

•	Intelsat’s performance demonstrations of Intelsat EpicNG with its government customers are yielding new contracts with Comms On the Pause and mobility applications.

•	Optimize our capital expenditure plan, and maintain our industry-leading portfolio of spectrum rights.

Q1 2017 Business Highlights and Customer Set Performance

All 2017 comparisons are to 2016 unless noted otherwise

Network Services
Network Services revenue was $213 million in the first quarter of 2017, a $15 million, or 7 percent, decrease from the prior year quarter. The largest factors contributing to the year-over-year decline was pricing adjustments related to renewing wide-beam business, non-renewals of point-to-point international trunking services as well as non-renewals of cellular backhaul and enterprise services, largely due to economic challenges in Russia. These declines were partially offset by revenue from broadband services to the commercial aeronautical and maritime sectors. As compared to the fourth quarter of 2016, Network Services revenue declined $9 million, or 4 percent. The largest factor contributing to this sequential decline were the non-renewals of services in Russia, detailed above.

First Quarter Network Services Highlights and Business Trends:

Intelsat continues to build backlog commitments for our next generation Intelsat EpicNG fleet, while also booking new business and renewals on our wide-beam assets. In the first quarter of 2017, we signed agreements supporting networks in the enterprise, mobility and telecom infrastructure sectors. In many cases, our solutions use multiple satellites within the Intelsat Globalized Network.

Mobility services, which provide broadband connectivity to planes and vessels, is a fast growing application which uses our wide-beam satellites, Intelsat EpicNG satellites, and our IntelsatOne® Flex maritime managed services. Mobility contracts signed in the first quarter include:

•	Scot Sat, a designer and manufacturer of high-end remote satellite communications and provider of global Ku-band VSAT services to the maritime industry, signed a new, multi-year commitment for IntelsatOne® Flex managed services which incorporate Intelsat EpicNG beams.

Intelsat S.A.

Quarterly Commentary, 1Q 2017

Enterprise networks—large private data networks that use satellite solutions because of geographic reach, efficient broadcast transmissions and reliability—represent one of the largest applications within our network services business. Industry sources such as Northern Sky Research forecast that enterprise networks will become a $2.9 billion application by 2021, reflecting an expected five-year compound annual growth rate of 5 percent. Enterprise contracts signed to date in 2017 include:

•	Leading Pan-African telecom services provider, Liquid Telecom, signed a new, multi-year agreement for dedicated services on Intelsat 33e in early April 2017. The services feature a ground networking solution based upon technology developed under the European Space Agency-funded Project Indigo announced previously by Intelsat and Newtec. The new Intelsat EpicNG services will expand Liquid Telecom’s coverage and network capabilities across the Democratic Republic of Congo, Kenya, Malawi, South Africa, Tanzania, Uganda, Zambia and Zimbabwe, where demand has grown for VSAT technology to deliver connectivity to underserved remote or rural areas.

Liquid Telecom will be an infrastructure partner as we extend the IntelsatOne® Flex managed services platform into Africa. The gateway service will enable us to accelerate the introduction of Intelsat EpicNG services, building on our leading position in the broadband and enterprise sectors.

•	Rignet, a leading global provider of customized systems and solutions serving customers with complex data networking and operational requirements, renewed and expanded a number of IntelsatOne® managed services across five satellites in our fleet, building upon its infrastructure for Rignet’s corporate VSAT maritime and oil and gas customers operating in the North America, Latin America, Caribbean and Middle East regions.

Intelsat provides essential wireless communications infrastructure, particularly in regions where reliability and flexibility are required:

•	Sonatel, the leading telecommunications provider in Senegal and part of the Orange telecommunications group, renewed and expanded its services across three Intelsat satellites. Leveraging Intelsat 14, Intelsat 23 and Intelsat 10-02, Sonatel plans to enhance its wireless infrastructure to deliver 2G and 3G services to corporate networks and remote communities in the West African regions of Mali and Senegal.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical mobility and maritime mobility applications, and high-throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. Although high-performance capacity, such as that provided by Intelsat EpicNG, is an important element of capturing this growth, our customers also need managed services that simplify network buildouts, and smaller, more capable site hardware that is easier to install and operate.

Upcoming catalysts to growth for our network services business include anticipated new business from our Intelsat EpicNG satellite deployment, IntelsatOne® Flex managed services for enterprise, aeronautical and maritime applications, and introduction of IntelsatOne® Mobile Reach services for wireless infrastructure.

Intelsat S.A.

Quarterly Commentary, 1Q 2017

Media

Media revenue was $225 million in the first quarter of 2017, a $13 million, or 6 percent increase, when compared to the prior year period. New revenue from our Intelsat 31 and Intelsat 36 satellites contributed to the revenue growth in the quarter, offset somewhat by reduced revenue from non-renewals of services due to retiring and non-replaced assets and lower occasional use revenue. As compared to the fourth quarter of 2016, media revenues decreased $3 million, or 1 percent, resulting from non-renewals of services due to retiring and non-replaced assets and lower sales of managed services, including occasional use video solutions.

First Quarter Media Highlights and Business Trends:

Business activity was driven primarily by new and renewing contracts related to Intelsat’s media distribution neighborhoods in Africa and Latin America, and a renewal from one of our North America media customers with an agreement carrying into the next decade.

•	Starz, a leading integrated media and entertainment company, signed a multi-year renewal for broadcast, IntelsatOne® managed services and in-orbit protection services on three of the leading cable distribution neighborhoods in North America. With Galaxy 13, Galaxy 14 and Galaxy 15, Starz receives unmatched cable headend penetration in North America, and will introduce new high definition programming services and deliver customers the latest in high quality content.

•	Globecast signed a multi-year extension to distribute the English version of TRT World in high definition format to Asia and the Americas via the Intelsat 20 and Intelsat 21 satellites using IntelsatOne® terrestrial fiber and teleport services. Intelsat 20, located at 68.5°E, is the leading distribution and Direct-to-Home (“DTH”) distribution platform serving the Africa and Indian Ocean regions. Intelsat 21, located at 302°E, is one of four satellites comprising Intelsat’s powerful video neighborhoods serving the Latin America region.

•	Media distribution company, Overon America, signed a multi-year extension for the use of satellite services on Galaxy 23, enabling the Miami-based company to distribute its international programming content to major multiple system operators and DTH providers across the United States.

The growth catalysts for our media business in 2017 are primarily the two DTH satellites, Intelsat 31 and Intelsat 36, which entered into service in the second half of 2016. Our next media satellite will be Intelsat 38, currently planned for launch in 2018. In addition, we are using existing satellites to enhance our leading video neighborhoods, providing growth options for our programming customers, particularly in Latin America.

Intelsat S.A.

Quarterly Commentary, 1Q 2017

Government

Sales to government customers generated revenue of $92 million in the first quarter of 2017, a $12 million, or 11 percent, decrease as compared to the prior year quarter. The majority of the decline primarily reflects reduced customer premises equipment sales when compared to the first quarter of 2016, and lower pricing on a large government contract renewal which occurred in the first quarter of 2016.

Revenue was weighted more heavily to On-Network services when compared to the first quarter of 2016. The current portion of On-Network services as a percentage of total government revenue is 61 percent, compared to 54 percent in the prior year period.

First Quarter Government Highlights and Business Trends:

Our government business is relatively stable. Business activity in this customer set reflects the current tempo of our end-customers’ operations. The pace of RFP issuances and subsequent awards remains slow. We note continued reliance on LPTA as the predominant evaluation criteria for awards of new business.

•	During the first quarter, Intelsat General Corporation signed contracts on both Intelsat 29e and Intelsat 33e, marking the U.S. government’s first full-time service agreements on Intelsat EpicNG satellites. Combined, the deals represent services totaling 180MHz.

Over the mid-term, our strategy to grow our government business includes providing mobility services to the U.S. government for aeronautical and ground mobile requirements, especially as our next generation Intelsat EpicNG services are activated in regions of interest to the U.S. government. We are also positioning to provide satellite-related operations support as the government considers commercialization of certain satellite operations capabilities.

Fleet and Operations Update

The station-kept 36MHz transponder equivalent unit count on our wide-beam fleet was approximately 2,050 at the end of the first quarter of 2017. Utilization was at 78 percent, slightly above the fourth quarter of 2016 utilization of 77 percent.

As of March 31, 2017, the HTS Intelsat EpicNG unit count increased to approximately 650 units in service. Intelsat 32e was successfully launched on February 14, 2017, and entered service on March 30, 2017.

Intelsat currently has three satellites in the design and manufacturing stages that are covered by our capital expenditure plan. In addition, we are working on one custom payload being built on a third-party satellite and a separate joint venture satellite.

Intelsat S.A.

Quarterly Commentary, 1Q 2017

Our owned satellites, third-party payloads and a joint venture project currently in the design and manufacturing stages are noted below. Intelsat EpicNG-class satellites are noted with a small “e” following the satellite number.

Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 35e	IS-903	325.5°E	SpaceX Falcon 9	2Q17	4Q17	Broadband & Media
Intelsat 37e	TBD	TBD	Arianespace Ariane 5	3Q17	4Q17	Broadband Infrastructure
Intelsat 39	IS-902	62°E	Arianespace Ariane 5	2018	2019	Broadband Infrastructure

Non-Capex Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 38	IS-904, G-11	45°W	Arianespace Ariane 5	2018	2018	Broadband & Media
Horizons 3e	IS-8, IS-805	169°E	Not Yet Assigned	4Q18/1Q19	2019	Broadband Infrastructure

Other First Quarter 2017 Financial Highlights

Cash Flows

During the first quarter of 2017, net cash provided by operating activities was $178 million. Cash paid for interest in the first quarter was $150 million. Under our existing debt agreements, Intelsat makes significantly greater interest payments in the second and fourth quarters as compared to the first and third quarters of the year.

Capital expenditures were $179 million. Combined, this resulted in free cash flow used in operations1 of $18 million for the first quarter of 2017.

Our ending cash balance at March 31, 2017 was $623 million.

Conditional Combination Agreement with OneWeb

Intelsat and OneWeb announced on February 28, 2017 that they had entered into a conditional combination agreement, pursuant to and subject to the terms and conditions of which, OneWeb, the builder of a new Low Earth Orbit (“LEO”) global communications system, will merge with and into Intelsat to create a next-generation communications company. In addition, subject to the terms and conditions of a share purchase agreement between Intelsat and SoftBank Group, which currently owns equity in OneWeb and has additional investments in OneWeb pending subject to certain conditions, is expected to invest an additional $1.7 billion in newly issued common and preferred equity of the combined company to support the acceleration of the combined company’s growth strategies and strengthen Intelsat’s capital structure.

The Merger and the SoftBank Investment, are conditioned upon the consummation of certain Intelsat debt exchange offers, the receipt of certain regulatory approvals, and the consent and approval by both Intelsat and OneWeb shareholders, as well as other customary closing conditions, and are expected to be completed late in the third quarter of 2017. Further details on the status of the exchange offers are provided below. There can be no assurance that the Merger or the SoftBank Investment will be completed, or whether the terms will be amended from those described above.

Intelsat S.A.

Quarterly Commentary, 1Q 2017

Capital Markets and Debt Transactions

In January 2017, Intelsat (Luxembourg) S.A. completed an exchange offer whereby it exchanged $403.3 million aggregate principal amount of its 6  3⁄4% Senior Notes due 2018 (the “2018 Lux Notes”) for an equal aggregate principal amount of its newly issued 12.5% Senior Notes due 2024 (the “2024 Lux Notes”). This exchange consisted of the tender of $377.6 million aggregate principal amount of 2018 Lux Notes held by Intelsat Connect Finance S.A. that it acquired as a result of exchange transactions completed in December 2016, together with $25 million aggregate principal amount of 2018 Lux Notes that Intelsat (Luxembourg) S.A. repurchased in the fourth quarter of 2015.

On March 24, 2017, in connection with the Merger, each of Intelsat Connect, Intelsat Jackson and Intelsat Luxembourg commenced offers to exchange any and all of their respective outstanding senior unsecured notes listed below as set forth herein.

Intelsat Jackson

(i)	7.25% Mandatorily Exchangeable Senior Notes due 2019 for its 7.25% Senior Notes due 2019;

(ii)	7.25% Mandatorily Exchangeable Senior Notes due 2020 for its 7.25% Senior Notes due 2020;

(iii)	7.50% Mandatorily Exchangeable Senior Notes Due 2021 for its 7.50% Senior Notes due 2021; and

(iv)	5.50% Mandatorily Exchangeable Senior Notes Due 2023 for its 5.50% Senior Notes due 2023.

Intelsat Luxembourg

(i)	7.75% Mandatorily Exchangeable Senior Notes due 2021 for its 7.75% Senior Notes due 2021; and

(ii)	8.125% Mandatorily Exchangeable Senior Notes due 2023 for its 8.125%% Senior Notes due 2023.

Intelsat Connect

(i)	12.50% Mandatorily Exchangeable Senior Notes due 2022 for its 12.50% Senior Notes due 2022.

Pursuant to the terms and conditions set forth in the respective offering memoranda governing the terms of the exchange offers described above, upon consummation of the Merger, Eligible Holders tendering existing Intelsat Jackson notes would receive a combination of cash and new Final 5-Year Senior Notes or Final 7-Year Senior Notes, as the case may be, and Eligible Holders tendering Intelsat Luxembourg and Intelsat Connect notes would receive a combination of cash and equity in the newly combined company. Each of the issuers also concurrently launched consent solicitations for each tranche of notes set forth above, whereby certain amendments were proposed to the indentures governing the existing notes. The exchange offers are contingent upon a number of factors, including but not limited to, a participation threshold of 85% of the holders of each tranche of notes being offered for exchange.

On April 21, 2017, Intelsat announced extensions of each of the exchange offers through May 10, 2017.

Intelsat S.A.

Quarterly Commentary, 1Q 2017

2017 Financial Outlook

Intelsat reaffirmed its revenue and Adjusted EBITDA guidance issued on February 28, 2017.

Revenue Guidance: We expect full-year 2017 revenue in a range of $2.180 billion to $2.225 billion.

Adjusted EBITDA Guidance: Performance is expected to range from $1.655 billion to $1.700 billion, reflecting essentially flat operating costs and continued focus on operational efficiency as we optimize parts of our operations to fund further investment in our managed service infrastructure.

Capital Expenditure Guidance: As disclosed on February 28, 2017, in light of the proposed Merger with OneWeb, we will defer providing guidance on capital expenditures prior to the completion of the transaction. If and when the conditional Merger is completed, we will present a capital expenditure plan based upon the technical and business considerations that include access to the OneWeb fleet services.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Jacques Kerrest, Executive Vice President and Chief Financial Officer, Intelsat S.A.

1In this quarterly commentary, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (“AEBITDA”), free cash flow from (used in) operations and related margins included in this commentary are non-U.S. GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Safe Harbor Statement

Some of the information and statements contained in this Quarterly Commentary and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our statements regarding certain plans, expectations, goals, projections, and beliefs about the benefits of the proposed transactions, the transactions parties’ plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transactions; our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allow us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future. The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; the possibility that the proposed Merger and SoftBank Investment do not close when expected or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed Merger and SoftBank Investment; competitive responses to the proposed Merger and SoftBank Investment; the possibility that the anticipated benefits of the Merger and SoftBank Investment are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies, or conditions imposed in order to obtain regulatory approvals to complete the Merger and SoftBank Investment; the possibility that the proposed Merger and SoftBank Investment may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the condition to the Merger and SoftBank Investment relating to the completion of exchange offers may not be satisfied, or may be satisfied on different terms than currently proposed; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in

Intelsat S.A.

Quarterly Commentary, 1Q 2017

particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406